UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Astro Aerospace Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04636R 104

(CUSIP Number)

J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 04636R 104

  1.  Names of Reporting Persons.

      MAAB Global Limited

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  2.  Check the Appropriate Box if a member of a Group

         (a)

         (b)X

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  3.   SEC USE ONLY

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  4.   Source of Funds

       PF

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  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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  6.   Citizenship or Place of Organization

       United States

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Number of     |  7.  Sole Voting Power  51,711,571 Common, 1,562,000 Series A Preferred

Shares        |  8.  Shared Voting Power

Beneficially  |  9.  Sole Dispositive Power

Owned by Each | 10.  Shared Dispositive Power

Reporting     |

Person With   |

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 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      51,711,571 Common, 1,562,000 Series A Preferred

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 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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 13.  Percent of Class Represented by Amount in Row (11)

      62.35% Common, 100% Series A Preferred

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 14.  Type of Reporting Person

      CO

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CUSIP No. 04636R 104

ITEM 1. SECURITY AND ISSUER.

 This Schedule 13D relates to the common stock, par value $0.001 of Astro Aerospace Ltd., a Nevada corporation.  The principal office of the Issuer is located at 320 W. Main Street, Lewisville, TX 75057.

ITEM 2. IDENTITY AND BACKGROUND.

 This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by MAAB Global Limited.  MAAB Global Limited is an Ontario corporation with its primary office located at 6745 Century Ave, Unit 3, Mississauga, Ontario, Canada L5N 6P7.  It is 100% owned by Bruce Bent, the CEO of Astro Aerospace Ltd.

 MAAB Global Limited has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 14, 2018, MAAB Global Limited purchased 51,711,571 common shares and 1,562,000 Series A preferred shares of the Issuer from the Lawrence & Loreen Calarco Family Trust and the Lawrence and Loreen Calarco Trust of June 3, 2014 for a total of $38,000.

ITEM 4.  PURPOSE OF TRANSACTION.

 (a)  MAAB Global Limited is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

 (d)  Following the purchase, Bruce Bent was appointed as CEO and director of Astro Aerospace Ltd., and Lawrence Calarco, Loreen Calarco, and Charles Dargan II resigned as officers and directors of Astro Aerospace Ltd.

 (f)  Following the purchase, the company’s name was changed from CPSM, Inc. to Astro Aerospace Ltd. and the business plan was changed from the provision of full line pool and spa services to the development of self-piloted and autonomous, manned and unmanned, eVTOL (Electric Vertical Take Off and Landing) aerial vehicles.

MAAB Global Limited has no other present intent to take any action that would result in:

 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

 (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

 (e) any material change in the present capitalization or dividend policy of the Issuer;

 (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

 (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

 (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

 (j) any action similar to any of those enumerated above.

 Notwithstanding the foregoing, MAAB Global Limited will continue to review its investment in the Issuer and reserves the right to change its intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

 (a)  MAAB Global Limited beneficially owns 51,711,571 shares of the Issuer’s common stock, representing 62.35% of the class and 1,562,000 shares of the Issuer’s Series A preferred stock, representing 100% of the class.

 (b) MAAB Global Limited has the sole power to vote and dispose of 51,711,571 shares of the Issuer’s common stock held by it, and the sole power to vote and dispose of 1,562,000 shares of the Issuer’s Series A preferred stock held by it.

 (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by MAAB Global Limited.

 (e) MAAB Global Limited is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 Bruce Bent, the 100% owner of MAAB Global Limited, is also the CEO and director of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 2018

/s/Bruce Bent

Bruce Bent